

June 2, 2011

Kenneth A. Charron
Vice President, General Counsel and Secretary
c/o Florida East Coast Railway Corp.
7411 Fullerton Street, Suite 100
Jacksonville, FL 32256

> **Re:**   **Florida East Coast Railway Corp.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2011**
> **File No. 333-173954**
>
> **Florida East Coast Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed May 10, 2011**
> **File No. 333-174112**

Dear Mr. Charron:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Florida East Coast Railway Corp. registration statement unless otherwise noted. Please revise each registration statement as applicable.

Industry and Market Data, page ii

2. Please revise this section to remove any implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Summary, page 1

Our Company, page 1

3. Please revise to remove marketing language such as "most direct and efficient," "a unique and irreplaceable asset, creating a significant competitive advantage," "highly efficient network" and "significant prior experience."

4. Please provide a brief description of what constitutes a "Class I railroad" here or elsewhere in the summary.

5. Please tell us on what you base your belief that you carried more units per mainline track mile in 2010 than any of the Class I railroads in the United States.

6. Please revise the last paragraph of this section to disclose your net losses for your last completed fiscal year and most recent interim period.

Strong cash flow generation, page 3

7. We note your disclosure that you have $220.4 million of net operating loss carry-forwards available to you. We also note that you have had a net loss in each of the last three fiscal years and the most recent interim period. Please revise to add balancing language that your favorable tax attributes may only be useful to the extent that you generate taxable net income in future periods.

Additional Information, page 6

8. Please revise to include a brief history regarding your organizational corporate structure to include your acquisition by Fortress, the subsequent Rail Separation and your holding company structure. In this regard, we note your disclosures in the Fortress Acquisition, Rail Separation, and Formation of Florida East Coast Holdings Corp. sections on pages F-7 and F-8 of your audited financial statements.

Risk Factors, page 17

9. Please delete the second and third sentences from the introductory paragraph of this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

Because we depend on Class I railroads, page 18

10. We note your disclosure in the first and second paragraph regarding the aggregate percentage of total freight revenue attributable to Class I and aggregate customers. Please revise to disclose the name and the specific percentage of each Class I or aggregate customer who accounts for ten percent or more of your revenues for the most recent audited period. Please also revise the Customers section on page 58 accordingly.

Our debt agreements contain restrictions, page 23

11. We note your disclosure in the Covenants section on page 52 that the indenture governing the notes and your ABL Facility contain various financial covenants. If there is a risk that you may not be able to maintain the financial covenants, please disclose the financial covenants that you need to maintain here and show how you currently satisfy those financial covenants, so that investors can assess the risk. Regardless of compliance, please also confirm that you will disclose all of the financial covenants in your descriptions of the securities.

The notes could be characterized as "contingent payment debt instruments," page 24 (Holdings Corp. S-4)

12. We note your disclosure regarding certain tax rules related to "contingent payment debt instruments" and the reference to the "Certain U.S. Federal Income Tax Considerations" section on page 141. We were unable to locate an additional discussion related to "contingent payment debt instruments" in the referenced section. Please revise or advise.

Management's Discussion and Analysis of Financial Condition, page 36

Industry Trends, page 37

13. You disclose that rail is the "most fuel efficient mode of surface transportation." Please revise to clarify how fuel efficiency is measured in this context.

Liquidity and Capital Resources, page 44 (Holdings Corp. S-4)

14. Please expand your disclosure to address the fact that Holdings Corp. (I) will depend upon the performance of and distributions from its subsidiaries to meet its debt service obligations (including interest payments) under the Senior PIK Toggle Notes and (II) will be forced to accrue interest on a "paid-in-kind" basis, to the extent that distributions from its subsidiaries are not sufficient to fulfill the interest obligations under the Notes. In this regard, your expanded disclosure should address any factors (e.g., covenants related to the subsidiaries' debt) that could reasonably affect/restrict the ability of Holdings Corp.'s subsidiaries to distribute sufficient funds for Holdings Corp. to satisfy its interest payments or any other debt service obligations under the Senior PIK Toggle Notes. In

addition, your expanded disclosure should address the fact that any interest accrued on a "paid-in-kind" basis will increase the overall cost of Holdings Corp.'s borrowings, as well as the cash ultimately required to fully satisfy Holdings Corp.'s obligations, under the Senior PIK Toggle Notes.

Financing Activities, page 46 (Holdings Corp. S-4)

15. You state that Holdings Corp. received an equity contribution of $16.0 million from its direct, wholly-owned subsidiary FECR Corp. However, based upon Holdings Corp.'s statement of cash flows for the period ended March 31, 2011, it appears that this equity contribution was received from Holdings Corp.'s parent, FECR Rail LLC. Please revise your disclosure, as appropriate.

Liquidity and Capital Resources, page 48

16. We note that in the last two fiscal years and the most recent interim period that you have used cash to purchase property, plant and equipment. Please revise to discuss in greater detail and quantify your cash requirements in future periods for capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Contractual Obligations, page 50 (Holdings Corp. S-4)

17. We note your disclosure regarding your semi-annual interest payment options related to the Senior PIK Toggle Notes in footnote 1. Please revise to quantify the potential interest payments for the periods presented including any assumptions used to calculate the potential interest payments.

Critical Accounting Policies, page 53

18. Please refer to your disclosure regarding the critical accounting policies that relate to property, plant, and equipment (i.e., on page 54). Given (I) the significant estimates and assumptions required to determine the depreciable lives that should be applied to your long-lived assets and (II) the changes in the depreciable lives of certain long-lived assets between the years 2004 and 2006 (which may reflect the periods of your most recent life studies), we believe that your disclosure should be revised to focus more directly on the significant estimates and assumptions that are required to apply your accounting policies related to plant, property, and equipment. In this regard, please expand your disclosure to identify and/or discuss (A) the nature of all estimates and assumptions that materially impact both the accounting and amounts reported for your long-lived assets, (B) the manner in which those estimates and assumptions are derived, (C) the accuracy of your estimates and assumptions in the past, (D) the reasons your estimates and assumptions bear the risk of change, and (E) whether your estimates and assumptions are reasonably likely to change in the future.

Kenneth A. Charron
c/o Florida East Coast Railway Corp.
June 2, 2011
Page 5

Quantitative and Qualitative Disclosure About Market Risk, page 55

19. Your disclosure regarding your exposure to changes in diesel fuel prices is not presented in accordance with the guidance provided in Item 305(a)(1) of Regulation S-K. To the extent you are able, please revise your discussion of diesel fuel price risk so that it is presented in one of the formats outlined in Item 305(a)(1) of Regulation S-K.

Business, page 56

General, page 56

20. We note your disclosure in the fifth paragraph regarding your year-over-year volume improvements comparing your 2010 and 2009 results. We also note that your volume was down comparing your 2010 and 2008 results. Please revise to add balancing language regarding your volume improvements in comparison to the historical results presented in the prospectus.

Management, page 68

Executive Officer Compensation, page 71

Compensation Discussion and Analysis, page 71

21. We note that certain of your named executive officers are entitled to receive annual bonuses as determined in your sole discretion. Please revise to discuss in greater detail how the annual bonuses for Mr. Hertwig and Ms. Cooper were determined for 2010.

Security Ownership of Certain Beneficial Owners and Management, page 78

22. We note that the beneficial ownership information has been provided as of March 31, 2011. Please revise to provide the beneficial ownership information as of the most recent practicable date. Please also revise to clarify that the beneficial ownership information as presented relates to Florida East Coast Holdings Corp. not Florida East Coast Railway Corp.

23. For FECR Rail Holding, LLC, please disclose the natural persons who have voting or investment power with respect to the common stock listed in the table.

Certain Relationships and Related Party Transactions, page 80

24. Please revise to include the disclosure required by Item 404(b) of Regulation S-K.

Lease Agreements, page 80

25. Please revise the second paragraph to clarify why RailAmerica is considered a related person. In this regard, we note your disclosure in footnote 3 of your audited financial statements that RailAmerica is an entity partially owned by investment funds managed by affiliates of Fortress.

The Exchange Offer, page 84

Conditions to the Exchange Offer, page 87

26. We note in the fourth paragraph that you reserve the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Audited Consolidated Financial Statements for Fiscal Year Ended December 31, 2010

Notes to Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Disposal and Retirements, page F-10

27. Please refer to your disclosure on page F-11 of your filing, regarding the estimated economic lives of your various classifications of property and equipment. We note that "railroad track, track improvements, and ties" have been assigned estimated economic lives of "10-50 years." Based upon this disclosure and your disclosure elsewhere in your filing, it appears that "railroad track, track improvements, and ties" may reflect the aggregation of several smaller, more specific classifications of track-related long-lived assets (e.g., rail, ties, bridges, and ballast) for which (I) separate group depreciable life studies may be performed and (II) substantially different economic lives may be expected. Given that (A) the carrying value of "railroad track and improvements" represents such a substantial portion of your total asset balance (as noted from Note 4 to your fiscal year 2010 financial statements), (B) a substantial portion of your annual capital expenditures appear to be attributable to track-related assets, and (C) a wide range of estimated economic lives appear to have been ascribed to the various classifications of track-related assets, we believe that your disclosure would be significantly enhanced if you separately disclosed the estimated depreciable life of each of the major asset classifications included within "railroad track, track improvements and ties." For similar reasons, we believe that your disclosure in Note 4 to your fiscal year 2010 financial statements could be significantly enhanced by separately disclosing the gross carrying value of and accumulated depreciation attributable to each of the major classifications of track-related assets aggregated within "railroad track and improvements." Please revise

your disclosure as appropriate, or advise. In addition, given (A) the range of estimated economic lives assigned to "locomotives, transportation and other equipment" and (B) the significance of the gross carrying value of such assets (i.e., in the aggregate), please consider whether it would be appropriate for you to provide disaggregated information regarding the gross carrying values, depreciable lives, and accumulated depreciation of each individually material classification of assets that has been aggregated therein.

28. We note that oftentimes, Class I railroads depreciate railroad track, track improvements, and other track-related assets ("track assets") located in high-density corridors based upon usage/units of production. In this regard, we acknowledge that your company is not classified as a Class I railroad. However, based upon the disclosure on page 1 of your filing, it appears that you may operate at a higher density level than all Class I railroads located in the United States. Given the observations noted above regarding your operating density and the depreciation policies commonly applied by high-density rail systems, please tell us whether you depreciate track assets based upon (I) expected years of service (i.e., passage of time), as suggested by your tabular disclosure on page F-11 or (II) a measure of usage or production (e.g., gross tons carried per mile of track or an alternative measure or usage/production). If track assets are actually depreciated based upon a measure of usage/production, please revise your disclosure to clarify such fact. Furthermore, to the extent that you apply a measure of usage, tell us and disclose, if appropriate and as applicable, the impact of the material fluctuations in the number of "units" carried during the last three fiscal years on the depreciation expense recognized with regard to track assets. In this regard, we note that it may be appropriate to provide comparative disclosure of the depreciation factor (e.g., the weighted-average composite depreciation rate) applied to each major group/classification of depreciable track assets during the last three fiscal years, if such factor has fluctuated materially over such period. Alternatively, if your track assets are truly depreciated based upon the passage of time (as suggested by the tabular disclosure on page F-11), please explain why you believe your method of cost allocation most effectively captures (A) the physical deterioration of your track assets and/or (B) the exhaustion/consumption of the economic benefit provided your track assets. Finally, if different depreciation methods and/or depreciable lives are applied to your mainline track assets and secondary track assets (e.g., branch, switching, and yard track assets), please disclose such fact, as well as the differences in the depreciable lives, as appropriate.

Note 6. Debt

Refinancing, page F-18

29. You state that the net proceeds that were received from the Senior Secured Notes sold on January 25, 2011 and the $140 million equity contribution that was received from Holdings Corp. were used to repay all amounts outstanding under the Senior Secured Credit Facility (the "Facility"). In this regard, we note that the amounts received appear to have been sufficient to repay the $601.2 million that you owed under the "Rail Term

Loan" at December 31, 2010. However, based upon your disclosure elsewhere in Note 6, we note that FECI may have owed approximately $197.2 million under the Facility at December 31, 2010. Given that all borrowings under the Facility appear to have been joint and severally cross-guaranteed by the subsidiaries of both FECI and your company, please expand your disclosure to specifically state (I) whether FECI paid down the remaining amounts that it owed under the Facility and (II) whether you or your subsidiaries continue to guarantee the outstanding obligations of FECI, if any.

Note 9. Share-Based Compensation, page F-21 (Holdings Corp. S-4)

30. Please revise your disclosure to clarify that the restricted stock units granted to-date are for shares of Florida East Coast Railway Corp.'s common stock.

Unaudited Consolidated Financial Statements for Interim Period Ended March 31, 2011

Notes to Unaudited Consolidated Financial Statements

Note 1. Description of the Business and Basis of Presentation

Formation of Florida East Coast Holding Corp. (Holdings Corp.), page F-27

31. We note your disclosure that "On January 25, 2011, FECR Rail LLC contributed all of its common and preferred shares in exchange for in exchange for 100 newly issued common shares of Holdings Corp." Based upon your additional disclosure that "FECR Rail LLC became the immediate parent of Holdings Corp., whereas Holdings Corp. became the direct parent of Florida East Coast Railway Corp.," it appears that FECR Rail LLC may have contributed all of its holdings of Florida East Coast Rail Corp.'s common and preferred shares to Holdings Corp. Please revise your disclosure as appropriate, or advise.

Note 7. Preferred Stock, page F-32 (Holdings Corp. S-4)

32. We note your disclosure discusses the outstanding Series A Preferred Stock as if Holdings Corp. were the issuer of the preferred stock, rather than the holder of this equity interest in FECR Corp. Similarly, we note that Holdings Corp.'s balance sheet discloses that 19,809 shares of the Series A Preferred Stock were outstanding as of March 31, 2011, as if Holdings Corp. were the issuer of the shares. Please revise both your interim period balance sheet and Note 7 to your interim period financial statements, as appropriate.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-3

33. Please file the material agreement which governed the Rail Separation, or advise why such agreement should not be filed pursuant to Item 601(b)(2) of Regulation S-K. In this regard, we note that a Membership Interest Purchase Agreement executed in December 2007 is referenced in a number of the subsidiary guarantor's organizational documents.

34. Please file copies of the related-party agreements related to your railroad corridor disclosed on page 81, or advise why such agreements should not be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

35. Please file a copy of the management and reciprocal administrative services agreement entered into with RailAmerica. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

36. Please file a copy of each consulting agreement entered into with each of Messrs. Giles and Preslar. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

37. Please file a copy of each indemnification agreement entered into with each of your directors. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Item 22. Undertakings, page II-5

38. Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K or advise.

Signatures, pages S-2 to S-4

39. We note that on the second half of each signature page that each signatory is also listed as being a "member" of each respective limited liability company which appears to conflict with each subsidiary guarantor's organizational documents. Please revise or advise.

Exhibits

40. Please refile complete copies of Exhibits 10.1, 10.4, 10.5, 10.6, and 10.7 including all exhibits and schedules.

Exhibit 4.1

41. We note that Section 1013(b)(3) of the indenture contemplates the payment of management, consulting, monitoring and/or advisory fees to Fortress or one of its affiliates. Please advise which agreement would govern any such payments.

Exhibit 5.1

42. Please have counsel delete the second and third sentences of the second full paragraph on page 2 as it is inappropriate to assume conclusions of law that are necessary findings for the opinion given. To the extent counsel has relied upon the opinion of Kenneth Charron, please revise accordingly.

43. Please have counsel revise the forth sentence of the second full paragraph on page 2 to delete the assumption contained in clause (i) and to add a carve out for the Opined on Law to each of clauses (iii) and (iv).

44. Please have counsel revise the first full paragraph on page 3 to remove the phrases "which in our experience, are normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes" and "and to the extent that judicial or regulatory orders or decrees or consents, approvals, licenses, authorizations, validations, filings, recordings or registrations with governmental authorities are relevant, to those required under such laws." The above referenced phrases are inappropriate opinion qualifications. Counsel must provide a legal opinion based upon all applicable New York laws.

Exhibit 5.2

45. Refer to the sixth full paragraph of the opinion. We note that the opinion is limited to the "laws in effect on the date hereof." It is inappropriate to limit the opinion to a date prior to the date of effectiveness. Please remove this phrase or confirm that you will file an executed version of the opinion on or about the date of effectiveness of the registration statement.

Exhibit 12.1

46. We note that your computation of "total earnings" begins with operating income, rather than "income (loss) from continuing operations before income taxes," as labeled. As such, you have effectively added interest back twice to arrive at total earnings. Please revise the disclosure of your computation at Exhibit 12.1, as well as your disclosure of the "ratio of earnings to fixed charges" on page 32 of your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Jeffrey Sears at (202) 551-3302 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Joseph A. Coco, Esq.
Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Fax: (212) 735-2000